Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Nine Months Ended
September 30, 2014
Earnings:
Income before income and mining tax and other items (1)	$260
Adjustments:
Fixed charges added to earnings	290
Amortization of capitalized interest	14
$564
Fixed Charges:
Net interest expense (2)	$276
Portion of rental expense representative of interest	14
Fixed charges added to earnings	290
Capitalized interest	14
$304
Ratio of earnings to fixed charges	1.9

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.